UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13953

W. R. GRACE & CO. SAVINGS AND INVESTMENT PLAN
(Exact name of registrant as specified in its charter)

W. R. GRACE & CO.
7500 GRACE DRIVE
COLUMBIA, MARYLAND 21044
(410) 531-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

W. R. Grace & Co. Savings And Investment Plan ("Plan") Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date: -0-*

* Option to purchase shares of Grace Common Stock, par value 0.01 per share, through the Plan has been terminated and all shares of Grace Common Stock previously held by the Plan have been sold.

Pursuant to the requirements of the Securities Exchange Act of 1934, the W. R. Grace & Co. Savings And Investment Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2005	W. R. GRACE & CO. SAVINGS AND INVESTMENT PLAN
	By:	/s/ W. Brian McGowan W. Brian McGowan Senior Vice President Corporate Administration